FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ James Jianzhang Liang
Name:	James Jianzhang Liang
Title:	Chairman and Chief Executive Officer

Date: November 14, 2005

Exhibit 99.1

CTRIP REPORTS THIRD QUARTER 2005 UNAUDITED FINANCIAL RESULTS

Net revenues grew 55% and net income grew 71% year-on-year

Shanghai, China, November 10, 2005, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its unaudited financial results for the quarter ended September 30, 2005.

Highlights for the third quarter of 2005:

•	Net revenues were RMB140.5 million (US$17.4 million) in the third quarter of 2005, up 55% year-on-year.

•	Operating income was RMB62.4 million (US$7.7 million), up 52% year-on-year.

•	Net income was RMB65.5 million (US$8.1 million), up 71% year-on-year. Fully diluted earnings per ADS were RMB4.00 (US$0.49) for the quarter.

•	Gross margin and operating margin were 83% and 44%, respectively, in the third quarter of 2005.

•	Net margin reached a record 47% in the third quarter of 2005.

“Ctrip had yet another terrific quarter and continued to see solid growth across our business. We are pleased to see that our strong execution ability has paved the way for our long-term growth and enabled us to maintain our leadership in the independent travelers market in China. We have consistently posted solid revenue and profit growth while maintaining healthy margins.” said James Liang, Chairman and Chief Executive Officer of Ctrip.

Financial Results

For the third quarter of 2005, Ctrip reported total revenues of RMB150.3 million (US$18.6 million), representing a 56% increase from the same period in 2004 and a 9% increase from the second quarter of 2005. The growth was driven by the increased revenues from all of our travel booking services.

Hotel reservation revenues totaled RMB96.2 million (US$11.9 million) for the third quarter of 2005, representing a 29% increase from the same period in 2004 and a 4% increase from the second quarter of 2005, primarily as a result of the steady growth in hotel room nights sales volume.

The total number of hotel room nights booked was approximately 1.44 million in the third quarter of 2005, compared to approximately 1.13 million room nights for the same period in 2004 and approximately 1.39 million room nights in the second quarter of 2005.

Air ticket booking revenues for the third quarter of 2005 were RMB46.0 million (US$5.7 million), representing a 160% increase from the same period in 2004 and a 25% increase from the second quarter of 2005, primarily due to a strong growth of air tickets sales volume.

The total number of air tickets sold in the third quarter of 2005 was approximately 1.02 million air tickets, compared to approximately 490,000 for the same period in 2004 and approximately 800,000 in the second quarter of 2005.

Packaged-tour revenues for the third quarter of 2005 were RMB6.5 million (US$807,779), up 120% from the same period in 2004 and 13% from the second quarter of 2005.

For the third quarter of 2005, net revenues were RMB140.5 million (US$17.4 million), a 55% increase from the same period in 2004 and a 9% increase from the second quarter of 2005.

The gross margin decreased slightly to 83% in the third quarter of 2005 from 86% for the same period in 2004 and 85% in the second quarter of 2005. This decrease was largely due to higher cost of services as a result of increased revenue contribution from non-hotel booking services.

Sales and marketing expenses for the third quarter of 2005 increased by 61% to RMB29.5 million (US$3.6 million) from the same period in 2004, primarily due to increased expenses associated with our customer reward program and hiring of new sales and marketing staff, as well as increased advertisement expenses. Sales and marketing expenses increased by 8% from the second quarter of 2005.

Product development expenses for the third quarter of 2005 increased by 45% to RMB13.9 million (US$1.7 million) from the same period in 2004, primarily as a result of our hiring of additional staff to expand our travel supplier network. Product development expenses remained mostly flat from the second quarter of 2005

General and administrative expenses for the third quarter of 2005 increased by 17% to RMB10.2 million (US$1.3 million) from the same period in 2004, primarily due to the hiring of additional staff. General and administrative expenses increased by 2% from the second quarter of 2005.

Total operating expenses for the third quarter of 2005 were RMB54.1 million (US$6.7 million), an increase of 45% from the same period in 2004 and 4% from the second quarter of 2005. Total operating expenses as a percentage of net revenues in the third quarter of 2005 decreased to 39%, compared to 41% in the same period in 2004 and 40% in the second quarter of 2005.

Operating income for the third quarter of 2005 was RMB62.4 million (US$7.7 million), an increase of 52% from the same period in 2004 and 9% from the second quarter of 2005, respectively.

Operating margin remained mostly flat at 44% compared to the second quarter of 2005, but decreased slightly from 45% in the same period in 2004.

Net income for the third quarter of 2005 was RMB65.5 million (US$8.1 million), representing a 71% increase from the same period in 2004 mainly due to higher income from operations in addition to increased interest income, substantial other income as a result of higher financial subsidies received, accompanied by a more favorable tax rate. Net income increased by 16% from the second quarter of 2005. The diluted earnings per ADS were RMB4.00 (US$0.49) and per ordinary share were RMB2.00 (US$0.25), respectively, for the third quarter of 2005.

Net margin reached a record 47% in the third quarter of 2005, up from 42% for the same period in 2004 and 44% in the second quarter of 2005.

Cash flow from operating activities was RMB75.4 million (US$9.3 million) in the third quarter of 2005, compared to RMB56.7 million (US$6.8 million) in the same period of 2004 and RMB57.4 million (US$6.9 million) in the second quarter of 2005. As of September 30, 2005, the cash balance increased to RMB665.3 million (US$82.2 million), compared to RMB642.9 million (US$77.7 million) as of June 30, 2005.

Business Outlook

For the fourth quarter of 2005, Ctrip expects to continue strong year-on-year net revenue growth of approximately 40%.

Ctrip also expects to distribute 30% of 2005 audited net income as dividends as approved by the shareholders and the board of directors, to the shareholders of record as of December 31, 2005.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM Eastern Standard Time on November 10, 2005 (or 9:00AM November 11, 2005 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at:

http://english.ctrip.com/Public/IR.asp?ID=36. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-866-543-6411, International dial-in number +1-617-213-8900; Passcode 64234316.

A telephone replay of the call will be available after the conclusion of the conference call through November 17, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 77250397.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s limited operating history, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F, and its registration statements on Form F-1 and F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information:

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915

Email: yinyin@ctrip.com

Exhibit 99.1

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2004	September 30, 2005	September 30, 2005
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
			Note 1
ASSETS
Current assets:
Cash	615,875,363	665,276,698	82,203,966
Accounts receivable	35,418,477	64,552,612	7,976,351
Due from a related party	59,252	611,043	75,503
Prepayments and other current assets	18,503,778	41,492,480	5,126,959
Deferred tax assets, current	1,009,403	1,904,152	235,284

Total current assets	670,866,273	773,836,985	95,618,063

Long-term loans to related parties	500,000	—	—
Long-term deposits	26,715,547	93,624,783	11,568,613
Property, equipment and software	31,897,651	33,798,460	4,176,258
Goodwill	9,515,849	9,515,849	1,175,812
Other intangible assets	1,222,353	5,165,178	638,228

Total assets	740,717,673	915,941,255	113,176,974

LIABILITIES
Current liabilities:
Accounts payable	30,150,303	57,645,647	7,122,902
Due to a related party	3,378,980	2,598,092	321,030
Salary and welfare payable	14,110,730	11,168,791	1,380,056
Taxes payable	23,421,257	18,270,444	2,257,561
Advances from customers	6,526,639	24,156,098	2,984,814
Provisions for customer reward program	10,462,103	18,303,422	2,261,636
Other payables and accruals	10,755,790	17,631,302	2,178,586
Dividend payable	39,937,887	—	—

Total current liabilities	138,743,689	149,773,796	18,506,585

Minority interests	602,616	892,555	110,287
Shareholders’ equity
Share capital	2,613,542	2,640,276	326,242
Additional paid-in capital	511,367,287	520,599,278	64,327,107
Statutory reserves	19,256,862	19,256,862	2,379,447
Deferred share-based compensation	(2,258,908)	(976,008)	(120,599)
Cumulative translation adjustments	1,382,060	(6,936,188)	(857,060)
Retained Earnings	69,010,525	230,690,684	28,504,965

Total shareholders’ equity	601,371,368	765,274,904	94,560,102

Total liabilities and shareholders’ equity	740,717,673	915,941,255	113,176,974

Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.0930 on September 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income

	Quarter Ended September 30, 2004	Quarter Ended June 30, 2005	Quarter Ended September 30, 2005	Quarter Ended September 30, 2005
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				Note 1
Revenues:
Hotel reservation	74,639,591	92,258,219	96,166,979	11,882,736
Air-ticketing	17,702,533	36,754,452	46,005,215	5,684,569
Packaged tour	2,968,102	5,802,977	6,537,353	807,779
Others	865,978	2,613,641	1,610,462	198,994

Total revenues	96,176,204	137,429,289	150,320,009	18,574,078
Less: business tax and related surcharges	(5,702,482)	(8,418,407)	(9,788,304)	(1,209,478)

Net revenues	90,473,722	129,010,882	140,531,705	17,364,600
Cost of services	(12,266,114)	(19,716,097)	(24,009,346)	(2,966,681)

Gross profit	78,207,608	109,294,785	116,522,359	14,397,919

Operating expenses:
Product development	(9,571,991)	(14,120,458)	(13,907,270)	(1,718,432)
Sales and marketing	(18,322,096)	(27,273,858)	(29,505,008)	(3,645,744)
General and administrative	(8,710,727)	(10,053,265)	(10,233,743)	(1,264,518)
Share-based compensation	(528,695)	(415,259)	(367,138)	(45,365)
Amortization of other intangible assets	(123,225)	(123,225)	(123,225)	(15,226)

Total operating expenses	(37,256,734)	(51,986,065)	(54,136,384)	(6,689,285)

Income from operations	40,950,874	57,308,720	62,385,975	7,708,634
Interest income	1,519,268	3,130,722	3,022,705	373,496
Other income (expense)	3,088,987	3,345,491	10,345,918	1,278,379

Income before income tax expense and minority interest	45,559,129	63,784,933	75,754,598	9,360,509
Income tax expense	(7,200,375)	(7,171,263)	(10,077,248)	(1,245,181)
Minority interests	(12,940)	(73,675)	(145,698)	(18,003)

Net income	38,345,814	56,539,995	65,531,652	8,097,325

Other comprehensive income:
Translation adjustments	(35,381)	(796,292)	8,147,249	1,006,703

Comprehensive income	38,310,433	55,743,703	73,678,901	9,104,028

Earnings per ordinary share
— Basic	1.25	1.78	2.06	0.25
— Diluted	1.20	1.74	2.00	0.25
Earnings per ADS
— Basic	2.50	3.56	4.12	0.51
— Diluted	2.40	3.48	4.00	0.49
Weighted average ordinary shares outstanding
— Basic	30,733,186	31,732,838	31,809,693	31,809,693
— Diluted	32,083,140	32,571,802	32,772,502	32,772,502

Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.0930 on September 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.